UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SKYPEOPLE FRUIT JUICE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83086T208

(CUSIP Number)

SkyPeople International Holdings Group Limited

23F, China Development Bank Tower

No. 2, Gaoxin 1st Road

Xi’an, People’s Republic of China 710075

+86-29-88377281

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83086T208

1.	Names of Reporting Persons. SkyPeople International Holdings Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,375,639[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,375,639[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,375,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%[3]
14.	Type of Reporting Person (See Instructions) CO

[1]

In its capacity as holder of 100.0% of the equity interest in each of Golden Dawn International Limited and Everlasting Rich Limited (which wholly owns China Tianren Organic Food Holding Company Limited).

[2]

In its capacity as holder of 100.0% of the equity interest in each of Golden Dawn International Limited and Everlasting Rich Limited (which wholly owns China Tianren Organic Food Holding Company Limited).

[3]	Based on 26,508,068 shares of Common Stock outstanding as of August 28, 2012, as reported by the Issuer to the Reporting Persons.

CUSIP No. 83086T208

1.	Names of Reporting Persons. V.X. Fortune Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,375,639[4]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,375,639[5]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,375,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%[6]
14.	Type of Reporting Person (See Instructions) CO

[4]	In its capacity as holder of 80.0% of the equity interest in SkyPeople International Holdings Group Limited.
[5]	In its capacity as holder of 80.0% of the equity interest in SkyPeople International Holdings Group Limited.
[6]	Based on 26,508,068 shares of Common Stock outstanding as of August 28, 2012, as reported by the Issuer to the Reporting Persons.

CUSIP No. 83086T208

1.	Names of Reporting Persons. Yongke Xue
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,375,639[7]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,375,639[8]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,375,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%[9]
14.	Type of Reporting Person (See Instructions) IN

[7]

In its capacity as holder of 100.0% of the equity interest in V.X. Fortune Capital Limited. Yongke Xue is the sole director of each of (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Golden Dawn International Limited and (iv) Everlasting Rich Limited.

[8]

In its capacity as holder of 100.0% of the equity interest in V.X. Fortune Capital Limited. Yongke Xue is the sole director of each of (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Golden Dawn International Limited and (iv) Everlasting Rich Limited.

[9]	Based on 26,508,068 shares of Common Stock outstanding as of August 28, 2012, as reported by the Issuer to the Reporting Persons.

CUSIP No. 83086T208

1.	Names of Reporting Persons. Golden Dawn International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,908,561
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,908,561
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,908,561
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.9%[10]
14.	Type of Reporting Person (See Instructions) CO

[10]	Based on 26,508,068 shares of Common Stock outstanding as of August 28, 2012, as reported by the Issuer to the Reporting Persons.

CUSIP No. 83086T208

1.	Names of Reporting Persons. Everlasting Rich Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,467,078[11]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,467,078[12]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,078
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%[13]
14.	Type of Reporting Person (See Instructions) CO

[11]	In its capacity as holder of 100.0% of the equity interest in China Tianren Organic Food Holding Company Limited.
[12]	In its capacity as holder of 100.0% of the equity interest in China Tianren Organic Food Holding Company Limited.
[13]	Based on 26,508,068 shares of Common Stock outstanding as of August 28, 2012, as reported by the Issuer to the Reporting Persons.

CUSIP No. 83086T208

1.	Names of Reporting Persons. China Tianren Organic Food Holding Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,467,078
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,467,078
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,078
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%[14]
14.	Type of Reporting Person (See Instructions) CO

[14]	Based on 26,508,068 shares of Common Stock outstanding as of August 28, 2012, as reported by the Issuer to the Reporting Persons.

CUSIP No. 83086T208

1.	Names of Reporting Persons. Lin Bai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,467,078[15]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,467,078[16]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,078
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%[17]
14.	Type of Reporting Person (See Instructions) IN

[15]	In its capacity as sole director of China Tianren Organic Food Holding Company Limited.
[16]	In its capacity as sole director of China Tianren Organic Food Holding Company Limited.
[17]	Based on 26,508,068 shares of Common Stock outstanding as of August 28, 2012, as reported by the Issuer to the Reporting Persons.

This Schedule 13D (this “Statement”) is jointly filed by (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Yongke Xue, (iv) Golden Dawn International Limited, (v) Everlasting Rich Limited, (vi) China Tianren Organic Food Holding Company Limited and (vii) Lin Bai (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934 with respect to an acquisition of shares of common stock, par value $0.001 per share (the “Common Stock”) of SkyPeople Fruit Juice, Inc. (the “Issuer”), a corporation incorporated in the state of Florida.

Item 1.	Security and Issuer

This Statement relates to the Common Stock of the Issuer. The Issuer’s address and principal executive office is 16F, China Development Bank Tower, No. 2, Gaoxin 1st Road, Xi’an, People’s Republic of China 710075.

The information set forth in the Exhibits to this Statement is hereby expressly incorporated herein by reference, and the responses to each item of this Statement are qualified in their entirety by the provisions of such Exhibits.

Item 2.	Identity and Background

(a) Name	(b) • Residence address or business address or • Principal office (if person in column (a) is an entity)

(c)

•   Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted or

•   Principal business (if person in column (a) is an entity)

(f) Citizenship or jurisdiction of incorporation, as applicable

SkyPeople International Holdings Group Limited	23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	Cayman Islands

V.X. Fortune Capital Limited	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Yongke Xue	No.3, Xijuyuan Xiang, Lianhu District Xi’an, Shaanxi Province People’s Republic of China 710075

Chief Executive Officer and a Director of the Issuer.

Yongke Xue is also the sole director of each of (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Golden Dawn International Limited and (iv) Everlasting Rich Limited.

People’s Republic of China

Golden Dawn International Limited	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Everlasting Rich Limited	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

China Tianren Organic Food Holding Company Limited	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Lin Bai	c/o Yongke Xue 23F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Lin Bai’s principal occupation is as a homemaker. Lin Bai is the sole director of China Tianren Organic Food Holding Company Limited.	People’s Republic of China

(d) Each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.	Source and Amount of Funds or Other Consideration

As described below in Item 4, consideration for the issuance of shares by SkyPeople International Holdings Group Limited to V.X. Fortune Capital Limited (which is wholly owned by Yongke Xue) and Kingline International Limited (which is wholly owned by Hongke Xue) consisted of the contributions of each of Hongke Xue and Yongke Xue of 11,736,626 and 171,935 shares of Common Stock of the Issuer to Golden Dawn International Limited, respectively.

Item 4.	Purpose of Transaction

Pursuant to a Share Exchange Agreement among SkyPeople International Holdings Group Limited, Golden Dawn International Limited, Hongke Xue, Yongke Xue, V.X. Fortune Capital Limited and Kingline International Limited dated September 14, 2012 (the “2012 Share Exchange Agreement”), Hongke Xue and Yongke Xue each contributed 11,736,626 and 171,935 shares of Common Stock of the Issuer, respectively, to Golden Dawn International Limited, a wholly-owned subsidiary of SkyPeople International Holdings Group Limited. In exchange as consideration, SkyPeople International Holdings Group Limited issued shares to V.X. Fortune Capital Limited (which is wholly owned by Yongke Xue) and Kingline International Limited (which is wholly owned by Hongke Xue), resulting in Yongke Xue and Hongke Xue indirectly owning 80.0% and 9.4% of SkyPeople International Holdings Group Limited, respectively.

In addition, on September 14, 2012, the sole shareholder of China Tianren Organic Food Holding Company Limited, which holds 1,467,078 shares of Common Stock of the Issuer, transferred 100% of his interest in China Tianren Organic Food Holding Company Limited to Everlasting Rich Limited, a wholly-owned subsidiary of SkyPeople International Holdings Group Limited.

Following this transfer and the share exchange transaction described above, the shares reported in this Statement are held directly by Golden Dawn International Limited with respect to 11,908,561 shares and China Tianren Organic Food Holding Company Limited with respect to 1,467,078 shares. Both Golden Dawn International Limited and China Tianren Organic Food Holding Company Limited (through its parent Everlasting Rich Limited) are wholly-owned subsidiaries of SkyPeople International Holdings Group Limited. As a result, each of Yongke Xue, V.X. Fortune Capital Limited and SkyPeople International Holdings Group Limited indirectly beneficially owns an aggregate of 13,375,639 shares of Common Stock of the Issuer.

The description in this Statement of the share exchange transaction is qualified in its entirety by reference to the full text of the 2012 Share Exchange Agreement, a copy of which is filed as Exhibit 99.2 and incorporated by reference in this Statement.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Issuer and to take action with respect thereto):

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

The Reporting Persons intend to review and evaluate their holdings in the Common Stock of the Issuer on a continuing basis and, depending upon their review and evaluation of the price and availability of the securities of the Issuer, the business of the Issuer, subsequent developments affecting the Issuer, the prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors they deem to be relevant, may consider increasing, decreasing or disposing their holdings in the Common Stock of the Issuer. As a part of such review and evaluation, the Reporting Persons may hold discussions with the Issuer’s management and directors, other shareholders and other interested parties.

Item 5.	Interest in Securities of the Issuer

(a) All percentages of Common Stock beneficially owned described in this Statement are based on 26,508,068 shares of Common Stock outstanding as of August 28, 2012, as reported by the Issuer to the Reporting Persons.

1.	SkyPeople International Holdings Group Limited, through its wholly-owned subsidiaries of Golden Dawn International Limited and Everlasting Rich Limited (which wholly owns China Tianren Organic Food Holding Company Limited) has beneficial ownership of an aggregate of 13,375,639 shares of Common Stock of the Issuer. SkyPeople International Holdings Group Limited’s beneficial ownership in the Common Stock represented approximately 50.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of SkyPeople International Holdings Group Limited under Section 13(d) of the Act.

2.	V.X. Fortune Capital Limited, through its 80.0% equity interest in SkyPeople International Holdings Group Limited, has beneficial ownership of an aggregate of 13,375,639 shares of Common Stock of the Issuer. V.X. Fortune Capital Limited’s beneficial ownership in the Common Stock represented approximately 50.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of V.X. Fortune Capital Limited under Section 13(d) of the Act.

3.	Yongke Xue, who owns a 100.0% equity interest in V.X. Fortune Capital Limited, has beneficial ownership of an aggregate of 13,375,639 shares of Common Stock of the Issuer. Yongke Xue’s beneficial ownership in the Common Stock represented approximately 50.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Yongke Xue under Section 13(d) of the Act.

4.	Golden Dawn International Limited has beneficial ownership of an aggregate of 11,908,561 shares of Common Stock of the Issuer. Golden Dawn International Limited’s beneficial ownership in the Common Stock represented approximately 44.9% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Golden Dawn International Limited under Section 13(d) of the Act.

5.	Everlasting Rich Limited, through its wholly-owned subsidiary China Tianren Organic Food Holding Company Limited, has beneficial ownership of an aggregate of 1,467,078 shares of Common Stock of the Issuer. Everlasting Rich Limited’s beneficial ownership in the Common Stock represented approximately 5.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Everlasting Rich Limited under Section 13(d) of the Act.

6.	China Tianren Organic Food Holding Company Limited has beneficial ownership of an aggregate of 1,467,078 shares of Common Stock of the Issuer. China Tianren Organic Food Holding Company Limited’s beneficial ownership in the Common Stock represented approximately 5.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of China Tianren Organic Food Holding Company Limited under Section 13(d) of the Act.

7.	Lin Bai, as sole director of China Tianren Organic Food Holding Company Limited, has beneficial ownership of an aggregate of 1,467,078 shares of Common Stock of the Issuer. Lin Bai’s beneficial ownership in the Common Stock represented approximately 5.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Lin Bai under Section 13(d) of the Act.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement other than the securities actually owned by such person, if any.

(b)

1.	SkyPeople International Holdings Group Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 13,375,639 shares of Common Stock of the Issuer.

2.	V.X. Fortune Capital Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 13,375,639 shares of Common Stock of the Issuer.

3.	Yongke Xue may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 13,375,639 shares of Common Stock of the Issuer.

4.	Golden Dawn International Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 11,908,561 shares of Common Stock of the Issuer.

5.	Everlasting Rich Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,467,078 shares of Common Stock of the Issuer.

6.	China Tianren Organic Food Holding Company Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,467,078 shares of Common Stock of the Issuer.

7.	Lin Bai may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,467,078 shares of Common Stock of the Issuer.

(c) Other than as reported herein, each of the Reporting Persons has not effected any transactions in the Common Stock during the past 60 days.

(d)

1.	To the knowledge of SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited and Yongke Xue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 13,375,639 shares of Common Stock over which SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited and Yongke Xue have beneficial ownership.

2.	To the knowledge of Golden Dawn International Limited, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 11,908,561 shares of Common Stock over which Golden Dawn International Limited has beneficial ownership.

3.	To the knowledge of Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,467,078 shares of Common Stock over which Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai have beneficial ownership.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint filing agreement among SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Yongke Xue, Golden Dawn International Limited, Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai dated September 24, 2012

99.2	Share Exchange Agreement among SkyPeople International Holdings Group Limited, Golden Dawn International Limited, Hongke Xue, Yongke Xue, V.X. Fortune Capital Limited and Kingline International Limited dated September 14, 2012

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 24, 2012

SkyPeople International Holdings Group Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

V.X. Fortune Capital Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

Yongke Xue

By:	/s/ Yongke Xue
Name:	Yongke Xue

Golden Dawn International Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

Everlasting Rich Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

China Tianren Organic Food Holding Company Limited

By:	/s/ Lin Bai
Name:	Lin Bai
Title:	Sole Director

Lin Bai

By:	/s/ Lin Bai
Name:	Lin Bai